
1.

July 13, 2012

Via E-mail
Mr. Peter Klamka, President
WTTJ, Inc.
1000 Country Club Road
Ann Arbor, MI 48105

> **Re:** **WTTJ, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 19, 2012**
> **File No. 333-181197**

Dear Mr. Klamka:

We have reviewed the above-referenced filing and the related response letter dated June 19, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 31, 2012.

General

1. On either the inside front or outside back cover page of the prospectus, provide a reasonably detailed table of contents to the prospectus. See Item 502 of Regulation S-K. Your revised prospectus should be paginated to correspond with the table of contents.

2. With each amended filing file a marked copy showing changes from the previously filed document. Such marked copies are required by Regulation S-T and should conform to the provisions of Rule 310 of that regulation. Marked copies that show changes within paragraphs help expedite our review.

Prospectus Cover Page

3. Move the statement that you are an emerging growth company from the corporate background section of the summary to the prospectus cover page.

4. We refer to prior comment 3. Revise your document throughout to describe concisely the nature of the market that must exist for your shares before at-market sales may be effected by means of the prospectus. In particular, state that shares must be quoted on the OTCBB or admitted to a registered national stock exchange prior to at-market priced sales of your shares.

Risk Factors

General

5.   Each risk factor caption should be separately and prominently set forth from the
        paragraph discussing the business conditions and resulting risk.

"We are an 'emerging growth company' and we cannot be certain if the reduced disclosure…"

Provide additional background needed to assess the risks relating to your status as an emerging
growth company. In discussing the events that may lead to the termination of your status as an
emerging growth company, summarize in this paragraph all of the events that will lead to the
loss of your status as an emerging growth company.

"We are not required to conduct an evaluation of the effectiveness of our internal controls at this
time and have not done so…."

6.   Please revise the text of this risk factor to indicate that you will not be required to provide
        management's report on the effectiveness of your internal controls over financial
        reporting until your second annual report.

Selling Shareholders

7.   You continue to indicate on your registration facing page and in most of your document
        that the selling shareholders are offering 154,000 shares of common stock.   However,
        your revised selling shareholder now indicates that the total number of shares offered by
        the selling shareholders is 151,000. Please reconcile the disclosure concerning the
        number of offered shares.

Signatures

8.   Revise so that the language immediately preceding the signature of the registrant is
        identical to the text in Form S-1. Language certifying that the company has "reasonable
        grounds to believe that it meets the requirements" of the form is not part of the specified
        preamble to the signature block, and it should be removed.

Exhibits

9.   It appears that you have not revised your document in response to prior comment 12. For
        any exhibits that are not filed with the registration statement, but were included as
        exhibits to a prior filing, you should identify the prior filing by form type, file number
        and date of filing. Also expressly indicate that such exhibits are incorporated by
        reference from the document you reference. We refer again to paragraph (d) of Rule 411.

Exhibit 5

10.   Your amendment is not fully responsive to prior comment 14. Provide a revised legality opinion that states, if true, that the shares to be offered pursuant to the registration statement <u>are</u> legally issued, fully paid and non-assessable. Both paragraphs of the opinion letter refer to the securities as if they have not yet been issued. In the context of the offering of outstanding shares described in your prospectus, the legal conclusions expressed do not appear to depend upon the offer and sale process for the transactions you seek to register.

You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. Should you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Kevin M. Murphy Esq.